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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

      Horowitz, Russell C.
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   (Last)               (First)                 (Middle)

      c/o go2net, Inc., 999 Third Aveue, Suite 4700
--------------------------------------------------------------------------------
                                    (Street)

      Seattle, Washington  98104
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


      go2net, Inc. (GNET)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

      September 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X  ]   Director                             [X  ]   10% Owner
   [X  ]   Officer (give title below)           [   ]   Other (specify below)


          President, Chief Executive Officer and Chief Financial Officer
      --------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          9/15/98        P               7,500       A      14.0625
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          4/3/98                                                                    1,628,650 D,I*
------------------------------------------------------------------------------------------------------------------------------------

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*       662,500 of such shares are owned directly.  450,000 of such shares are owned indirectly by virtue of their direct ownership by the Porpoise Corporation, which is wholly owned by the Reporting Person.  Mr. Horowitz may be deemed to be the beneficial owner of 516,150 shares held by Xanthus Capital, L.P., because of his status as a director and executive officer of
        Xanthus Management, L.L.C., the general partner of Xanthus Capital, L.P.   Mr. Horowitz disclaims beneficial ownership of
        the shares held by Xanthus Capital, L.P. except to the extent of his pecuniary interest therein.
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option              $8.00                                    *        9/30/01  Common     150,000         150,000   D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option              $18.75   4/3/98   V         A            **       4/3/04   Common      75,000          75,000   D
------------------------------------------------------------------------------------------------------------------------------------
*      Options to purchase 112,500 shares are currently exercisable.  The remainder of this option becomes exercisable
       October 28, 1998
**     This option becomes exercisable in equal installments on April 3, 1999, 2000, 2001 and 2002
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:




    /s/Russell C. Horowitz                                       9/16/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
          Russell C. Horowitz
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.